GOLDEN GREEN ENTERPRISES LIMITED
No. 69 Huaibei Street, Longhai Middle Road
Zhengzhou 451191
People’s Republic of China
Tel: (011) 86371-6897-0951

July 29, 2010

By EDGAR Transmission

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Era Anagnosti

Re:	China Gerui Advanced Materials Group Limited
Registration Statement on Form F-3
Filed on: June 28, 2010
File No.: 333-167841

Dear Ms. Anagnosti:

We hereby submit the responses of China Gerui Advanced Materials Group Limited (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated July 21, 2010, providing the Staff’s comments with respect to the above referenced registration statement on Form F-3 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Incorporation by Reference, page 4

1.
We note the statement at the end of the last paragraph on page 4 that “each statement regarding a contract, agreement, or other document is qualified in its entirely by reference to the actual document.” Please be advised that you may not qualify information in the prospectus in this manner unless incorporation by reference or a summary of a document filed as an exhibit is required. See Rule 411(a) of Regulation C. Please revise your disclosure accordingly.

Company Response:  We have revised our disclosure in the Registration Statement to remove the statement quoted in this comment.

Legal Matters, page 21

2.	Please include counsel’s address as required by paragraph 23 of Schedule A of the Securities Act.

Company Response:  We have revised our disclosure in the Registration Statement to include counsel’s address.

July 29, 2010

Part II

Signatures

3.	Please have the registration statement signed by your authorized representative in the United States. Please refer to Instruction 1 to the signatures on Form F-3.

Company Response: Our authorized representative in the United States has signed the registration statement as amended on the date hereof.

Exhibit Index, page II-6

4.	Please tell us what consideration you have given to filing the registration rights agreement as an exhibit to the registration statement. See Item 601(b)(4) of Regulation S-K.

Company Response:  We have revised the registration statement to file as an exhibit thereto the form of registration rights agreement, by and among China Gerui Advanced Materials Group Limited and the purchasers named therein, dated June 4, 2010.

Exhibit 5.1 — Opinion of Conyers Dill & Pearman

5.	Please have counsel revise the introductory paragraph of its opinion to reflect June 28, 2010 as the correct date on which the registration statement was filed.

Company Response:   Counsel has revised the introductory paragraph of its opinion to reflect June 28, 2010 as the date on which the registration statement was filed.

6.
Please have counsel revise enumerated paragraph 2 of its opinion to remove the qualifications at the beginning of the paragraph, which qualifications appear to unduly limit the scope of the legality opinion.

Company Response:  Counsel has revised enumerated paragraph 2 of its opinion to remove the qualifications at the beginning of the paragraph.

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July 29, 2010

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at +86-371-6897-0951 or Joseph R. Tiano, Jr., Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202) 663-8233.

Sincerely,

China Gerui Advanced Materials Group Limited

By:	/s/ Mingwang Lu
Mingwang Lu
Chief Executive Officer